Ref.: File No. 82-4025

PRESS RELEASE

GLOBEX

QUEENSTON Mining Inc

March 6, 2006

NEW GOLD DISCOVERY 22.6 g/t GOLD (0.66 oz/T GOLD) OVER 22.9 M (75.1 ft) TRUE WIDTH AT WOOD-PANDORA PROPERTY

GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt and GLBXF-U.S. Pink Sheets) and QUEENSTON MINING INC. (QMI-Toronto, Stuttgart) are pleased to announce assay results from a wildcat drill hole and three follow-up holes, drilled in order to test a weak airborne electromagnetic anomaly located during a recent survey flown over the Wood-Pandora Joint Venture property in Cadillac township, Quebec.

Three short 45 degrees dip N.Q. holes were drilled at roughly 25 m centers. The middle of the three holes (W06-17) intersected a zone of disseminated pyrrhotite and arsenopyrite over a true width of 7.3 m which graded 2.22 g/t gold and included a 1.63 m section of heavier sulphides which graded 5.45 g/t gold.

The eastern of the three short holes (W06-24) intersected approximately 4 metres of disseminated pyrrhotite which assayed 7.10 g/t au over a true width of 0.60 m and a second section that assayed 10.40 g/t Au over a true width of 2.98 m or 7.53 g/t Au over a true width of 4.33 m.

Based upon the geology and gold assays intersected in hole W06-17, it was decided to drill a second hole (W06-22) from the same set up as W06-17 but at an angle of 65 degrees. This drill hole W06-22 intersected a core length of 45.80 m (150.3 ft) of disseminated and to a large degree semi-massive sulphides composed of varying concentrations of pyrrhotite, arsenopyrite and minor pyrite. Fine free gold was evident in the upper part of the mineralized zone.

Due to the nature of the mineralization, the core was analyzed using the metallic sieve method with a gravimetric fire assay finish. The work was undertaken by Laboratoires Expert in Rouyn-Noranda, Quebec under the direction of Joe Landers.

Analysis indicated the following gold value over the indicated core length and true width:

DDH W06-22	Metric	Imperial
Core Length	45.8 m	150.3 ft
True Width	22.9 m	75.1 ft
Gold Assay	22.6 g/t	0.66oz/T

The mineralized intersection in hole W06-22 returned the following assays.

From (m)	To (m)	Core Length (m)	True Width (m)	Gold Assays (g/t)
126.15	126.88	0.73	0.36	**12.88**
126.88	126.94	0.06	0.03	**Ground and Lost Core**
126.94	127.44	0.50	0.25	**20.67**
127.44	128.50	1.06	0.53	**67.95**
128.50	129.43	0.93	0.47	**46.92**
129.43	130.30	0.87	0.44	**61.94**
130.30	131.20	0.90	0.45	**45.65**
131.20	132.10	0.90	0.45	**22.23**
132.10	132.60	0.50	0.25	**24.73**
132.60	133.60	1.00	0.50	**10.65**
133.60	135.00	1.40	0.70	**3.09**
135.00	136.50	1.50	0.75	**0.64**
136.50	138.00	1.50	0.75	**31.64**
138.00	139.50	1.50	0.75	**5.05**
139.50	141.05	1.55	0.78	**25.97**
141.05	142.50	1.45	0.72	**31.78**
142.50	144.00	1.50	0.75	**9.76**
144.00	145.50	1.50	0.75	**20.00**
145.50	147.00	1.50	0.75	**32.23**
147.00	148.50	1.50	0.75	**10.49**
148.50	150.00	1.50	0.75	**17.07**
150.00	151.50	1.50	0.75	**16.29**
151.50	152.97	1.47	0.73	**23.50**
152.97	154.50	1.53	0.77	**17.85**
154.50	156.00	1.50	0.75	**53.45**
156.00	157.10	1.10	0.55	**52.07**
157.10	158.20	1.10	0.55	**29.73**
158.20	158.65	0.45	0.23	**9.75**
158.65	160.00	1.35	0.67	**12.72**
160.00	161.00	1.00	0.50	**0.03**
161.00	162.15	1.15	0.58	**0.54**
162.15	163.33	1.18	0.59	**0.67**
163.33	164.50	1.17	0.58	**35.99**
164.50	165.50	1.00	0.50	**17.38**
165.50	166.25	0.75	0.38	**34.96**
166.25	167.25	1.00	0.50	**17.10**
167.25	168.25	1.00	0.50	**7.32**
168.25	169.50	1.25	0.63	**6.75**
169.50	170.70	1.20	0.60	**50.28**
170.70	171.95	1.25	0.63	**18.48**

Of particular note in these assays is the even distribution and high grade nature of the gold values. The intersection in hole W06-22 is located + 100 m below the zone intersected in hole W06-17 and is the only deep hole in the area although at a vertical depth of 135 metres , the intersection is not deep.

Diamond drilling has been stopped in order to allow us to undertake studies (ground geophysics, etc.) which will help us to better understand the geological parameters which control this quite spectacular gold intersection.

The Wood-Pandora drilling program was supervised by Globex's Exploration Manager and qualified person Ray V. Zalnieriunas, P. Geo. employing a QA/QC program consistent with National Instrument 43-101 and industry best practices.

This press release was written by Jack Stoch in his capacity as a Qualified Person (Q.P.).

We Seek Safe Harbour.

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P. Geo., Q.P., President & CEO
Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Website: www.globexmining.com

QUEENSTON MINING INC.
Charles E. Page, P.Geo., President & CEO
Hugh D. Harbinson, Chairman
Tel.: (416) 364-0001 Fax: (416) 364-5098
Email: info@queenston.ca
Website: www.queenston.ca

PRESS RELEASE

GLOBEX

Ref.: File No. 82-4025

RECEIVED

2006 MAR 28 A 11:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

QUEENSTON Mining Inc

March 3, 2006

GLOBEX - QUEENSTON JV OPTION CADILLAC CLAIMS FROM AGNICO-EAGLE MINES LIMITED

GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt and GLBXF-U.S. Pink Sheets) and QUEENSTON MINING INC. (QMI-Toronto, Stuttgart) are pleased to announce the signing of a Letter of Intent to enter into an option and joint venture agreement with Agnico-Eagle Mines Inc. on 10 mineral claims located in Cadillac Township, Quebec.

The claims adjoin the Globex-Queenston Wood-Pandora joint venture property to the north and will be included in their exploration plans for 2006. Under the terms of the letter of intent Globex and Queenston must expend exploration expenditures of $750,000 over a period of three years to earn a 60% interest in the claims. The first year requirement is an expenditure of $100,000 with $250,000 in the second year and $400,000 in the third year. At the completion of the three-year earn in a joint venture will be formed between the Wood-Pandora JV and Agnico-Eagle with each party contributing pro-rata their share of approved exploration expenditures. The Wood-Pandora JV will act as operator of the joint venture. Agnico-Eagle will reserve a 100% interest in the mineral rights to the Blake River Group volcanic rocks that are projected to occur on the claims at approximately 1,000 m below surface.

Agnico-Eagle will have the right to earn an additional 15% interest in the 10 mineral claims by completing a bankable feasibility study on the property capped at $15 million.

The Wood-Pandora JV is planning a program of ground geophysics and diamond drilling on the Agnico-Eagle claims in 2006.

This press release was written by Jack Stoch in his capacity as a Qualified Person (Q.P.).

We Seek Safe Harbour.

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P. Geo., Q.P., President & CEO
Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Website: www.globexmining.com

QUEENSTON MINING INC.
Charles E. Page, P.Geo., President & CEO
Hugh D. Harbinson, Chairman
Tel.: (416) 364-0001 Fax: (416) 364-5098
Email: info@queenston.ca
Website: www.queenston.ca

Ref.: File No. 82-4025

PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

15,295,640 shares issued and outstanding

March 1, 2006

CLARIFICATION: RUSSIAN KID PRESS RELEASE OF MARCH 1, 2006

GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt and GLBXF-U.S. Pink Sheets) In the press release today regarding sampling outside the McDowell vein, samples had been indicated as being "outside the mineralized corridors" in Rocmec Mining Inc.'s press release of February 28, 2006 and were incorrectly interpreted as being outside the McDowell vein when in fact they represented samples on the bottom side of the McDowell vein.

The high grade values obtained were from a sulphide rich portion of the vein.

This press release was written by Jack Stoch in his capacity as a Qualified Person (Q.P.).

We Seek Safe Harbour.

Foreign Private Issuer 12g3 - 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, Q.P., President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

PRESS RELEASE

Globex Mining Enterprises Inc. **Ref.: File No. 82-4025**

"At Home in North America"

15,295,240 shares issued and outstanding

March 1, 2006

SAMPLES AT GLOBEX'S RUSSIAN KID PROPERTY ASSAY UP TO 109 g/t GOLD AND GLOBEX RECEIVES $250,000 PAYMENT

GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt and GLBXF-U.S. Pink Sheets) is pleased to report upon underground sampling at its Russian Kid property in Dasserat township, Quebec, by Rocmec Mining Inc. (per Rocmec's Press Release February 28, 2006) who have optioned the property from Globex.

Initial sampling on the McDowell vein on the 150 level, consisted of panel samples along the strike of the vein in 10-foot sections. Samples consisted of two types, the first within the gold bearing quartz vein and the second outside the gold vein.

Assays within the vein ranged from 4.73 g/t gold to 109.33 g/t gold as listed below.

7.77 grams per tonne	5.30 grams per tonne
5.23 grams per tonne	40.10 grams per tonne
40.00 grams per tonne	9.60 grams per tonne
5.93 grams per tonne	5.40 grams per tonne
4.73 grams per tonne	30.33 grams per tonne
6.63 grams per tonne	10.13 grams per tonne
9.37 grams per tonne	6.40 grams per tonne
14.80 grams per tonne	7.30 grams per tonne
109.33 grams per tonne	5.50 grams per tonne
28.30 grams per tonne	

Samples outside the vein surprisingly returned values of up to 4.33 g/t gold with one-half the samples grading greater than 2 grams. This was surprising as all the previous historic literature only indicated gold being present within the vein structures.

A diamond drilling program is scheduled to commence within the next few weeks.

The work was supervised by Martin Bourgoin, P. Geo., consultant geologist and qualified person defined by National Instrument 43-101.

In other project related news, Rocmec, per its contract with Globex delivered a cheque of $250,000 to Globex in partial fulfillment of its contract obligations. A further payment of $250,000 is expected by May 31, 2006.

Globex retains a 5% Net Metal Royalty on the first 25,000 ounces of gold produced from the property and a 3% Net Metal Royalty from all other further metal production.

This press release was written by Jack Stoch in his capacity as a Qualified Person (Q.P.).

We Seek Safe Harbour.

Foreign Private Issuer 12g3 - 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, Q.P., President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com